Commission File Number __________

      As filed with the Securities and Exchange Commission on May 12, 2000

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                      PURSUANT TO SECTION 12(B) OR 12(G) of
                       THE SECURITIES EXCHANGE ACT OF 1934

                           U.S. MOBILE SERVICES, INC.
                         (Name of Small Business Issuer)

            Delaware                                          52-1959420
---------------------------------                           ----------------
     (State or Other Jurisdiction                           (I.R.S. Employer
of Incorporation or Organization)                           Identification
Number)

       725 Primera Blvd., Suite 200                           32746
        Lake Mary, Florida                                    -----
(Address of Principal Executive Offices)                      (Zip Code)

                                 (407) 804-9110
                           (Issuer's Telephone Number)

           Securities to be registered under Section 12(b) of this Act

           Title of each class                   Name of exchange on which
           to be so registered                 each class is to be registered
           -------------------                 ------------------------------

     --------------------------------          ------------------------------

     --------------------------------          ------------------------------

           Securities to be registered under Section 12(g) of the Act:

                          Common Stock, $.001 par value
    ------------------------------------------------------------------------
                                (Title of Class)

    ------------------------------------------------------------------------
                                (Title of Class)
================================================================================

                                     PART I

ITEM 1.     DESCRIPTION OF BUSINESS

Overview

      We (the "Company" or "U.S. Mobile") are a reseller of prepaid wireless telephone services, offering customers the ability to manage costs while enjoying the safety and convenience of cellular telephones. We sell cellular telephones and resell wireless telephone service on a prepaid basis at retail outlets throughout the country. Our offices are located at 725 Primera Blvd., Suite 200, Lake Mary, Florida 32746, and our telephone number is (407) 804-9110.

The Cellular Telephone Industry Background

      Wireless telephone service is the fastest growing segment of the telecommunications industry. The Cellular Telecommunications Industry Association estimates that the number of wireless subscribers in the United States increased from approximately 340,000 in December 1985 to approximately 90 million in December of 1999. The CTIA also estimates that the annual aggregate service revenues from wireless subscribers grew from approximately $482.4 million in 1987 to approximately $39.6 billion in 1999. The number of U.S. cell phone users has grown nearly 100 fold during the past 15 years. A number of factors have contributed to this growth, including:

      o     the decreasing cost of wireless telephones;
      o     the increased mobility of the domestic population;
      o     significant improvements in wireless network infrastructure; and
      o     greater consumer acceptance of wireless telephones.

      As the wireless telephone services market has grown, it appears that traditional telecommunications companies are finding it more difficult to maintain profitability. It is estimated that average revenue per cellular customer is now approximately $40 per month. At the same time, companies are realizing increasing bad debt expense as customers fail to pay for services used. These factors have led many wireless companies to require that customers enter into long-term contracts and are imposing stringent credit requirements, resulting in the rejection of over 35% of new applicants for cellular phone service.

The Market Opportunity for Prepaid Cellular Service

      Prepaid wireless service allows customers to acquire service without credit checks, large deposits or long-term contracts that are traditionally required for post-paid services. A customer generally purchases a cellular phone and simultaneously purchases access by paying for service in fixed dollar amounts (e.g. $25 worth of airtime) in advance of using the service. The airtime is purchased in cash or by approved check or credit card transactions, thereby eliminating the risk of uncollectible accounts. Each time a customer uses his cellular phone, the system checks his account to make sure airtime has been purchased and is available and the account is debited in real time. Once the account has been depleted, the customer is denied use of the cellular phone for calls other than to 911 until the account is replenished.

      This rapidly changing market has created significant opportunity for resellers of prepaid wireless telephone services. This segment is expected to grow from its inception in 1996 to more than 7% of the wireless market by 2001. Industry analysts expect prepaid wireless telephone service to eventually


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

comprise more than 20% of the United States market. There are expected to be nearly 14 million prepaid wireless subscribers by 2001, generating $10 billion in airtime revenues.

      There are several factors that we believe will fuel the growth of the prepaid wireless telephone service market, including:

      Increasing Number of Credit Challenged Applicants. Many post-paid wireless service providers have begun to impose strict credit requirements in order to reduce bad debt expense. This has resulted in over 35% of applicants, or seven million people, being denied service during the past year due to credit issues. It is estimated that there are also four million additional consumers who desire wireless service but who do not apply due to known poor credit ratings. Since no credit is extended to customers who purchase our prepaid wireless service, we are able to offer virtually no-risk service to this underserved community.

      Increasing Number of Cost Conscious Consumers. Many consumers desire access to cellular telephones, but are concerned about the long-term contracts, large deposits and high costs associated with traditional post-paid cellular service. The fast pace of business today has made it increasingly important for companies to stay in touch with their employees through cellular telephones, pagers and other methods. Businesses are concerned, however, that their employees' unlimited access to cellular telephones will result in significant expenses that have not been approved or budgeted for. Similarly, many parents desire to provide a cellular telephone to their children without incurring large monthly bills. Senior citizens desire a low emergency cell phone without the expensive long-term commitment. Our prepaid wireless service offers customers the convenience of a cellular telephone and the practicality of controlling costs since airtime usage is limited to the amount they are willing to pay.

      Increasing Number of Safety Conscious Consumers. In this increasingly mobile world, many consumers desire to have a cellular telephone for emergency or limited use only. These consumers have no desire to enter into yearly contracts with wireless companies that specify a level of usage each month, whether they use the service or not. Instead, they seek to purchase prepaid airtime at competitive rates so the cellular telephone is available when needed.

      Increasing Demand by Teenagers. Teenage use of cellular phones is expected to grow dramatically over the next two to three years, with up to 14 million potential customers. Many teenagers who would not qualify for post-paid cellular service, have a significant amount of disposable income and can afford to purchase a phone and prepaid airtime.

Business Strategy

      Our goal is to capture a significant share of the market for prepaid wireless services. The key elements of our strategy to achieve this goal are:

      Customer Focus. In order to recover the capital spent on developing their networks, carriers have typically targeted customers more likely to purchase multiple telecommunications services. The carriers look for customers who, in addition to purchasing cellular telephone service, will also use the carrier's long distance and other broadband services. This approach has resulted in a large untapped market of customers who desire a lower volume of usage and a simple service without all the added costs. We intend to focus on reselling our prepaid cellular telephone services to these individuals.

      Customer Retention. Retaining existing customers is of particular concern in the prepaid cellular phone industry where customers have no contracts and may discontinue their service simply by not


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purchasing the next airtime card. We believe that our easy to use, competitively priced service will allow us to retain a significant portion of our customers.

      Build Brand Awareness. We intend to increase our brand name recognition through an aggressive marketing and advertising campaign. We will launch a significant marketing campaign in 2000.

      Competitive Pricing. We have developed a multi-tier pricing structure that can offer different rates to customers depending on volume of usage. Because we are a prepaid reseller of cellular service, our rates do not have to cover bad debt or fraud costs. Also, users of prepaid wireless services are more likely to use their telephones during off-peak hours, when the carriers charge significantly less for service. This reduces our average cost per minute of service and allows us to be more competitive and profitable.

Products and Services

      We offer cellular service that uses sophisticated telephone handset technology. This approach operates independently from the wireless carrier and is generally used by most resellers of wireless services. The cellular telephone purchased by the customer includes all the technology required to provide service. A separate computer system is used to download time to the handset as a customer pays to replenish minutes of use. This system is significantly less labor and capital intensive than other systems since it uses technology paid for when the phone is purchased.

      We offer customers a choice of two cellular telephones, a portable and a mini-phone, at prices currently ranging from $99 to $149. Airtime can be purchased by the customer in four different denominations, either at one of our distributor's retail stores, by the phone, or over the Internet. Since the carriers charge us a monthly access fee for each telephone number in use, customers generally must purchase an airtime card every 30 days to keep their phone active. If a customer fails to purchase a card, the system automatically disconnects their service.

      We also offer a unique "Safety Card" that customers can purchase during times of low usage to keep their phone active. These cards are currently available for $16.95 and airtime is carried over from one month to the next, rather than being deleted monthly as is done by most traditional wireless providers.

      We believe our handset based prepaid applications offer our customers the most competitive service based upon ease of use, speed to market, low cost to deploy and independence from restrictions placed by the carriers on their networks. We are able to offer customers features and services that many of our competitors are unable to provide, including:

      o     automatic programming;
      o     automatic recharge of account;
      o     automatic program update;
      o     handset security lock; and
      o     fraud protection.

      We believe there are many advantages to our products and services:

      o Adaptability. Our systems currently use analog service because of its broad and consistent availability and the lower initial real cost of analog cellular telephones. There is also little


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

            difference in the wholesale price of analog and digital service. Our system can, however, be easily adapted to any new or existing technology that lowers our costs.

      o Scalability. Our handset based technology can be easily adapted to increased volume and numbers of users.

      o Ease of Use. Our prepaid cellular telephone service is both easy to activate and operate. New customers receive a simple to understand "Get Ready Guide" that explains the five easy steps to initiate service. Customers merely call our automated customer service system and punch in a few numbers and the phone is available for use. The entire process takes approximately three minutes and is fully automated. When a customer needs additional airtime, they simply purchase a card, either in person, over the phone or on the Internet, push three keys on their phone and enter a PIN number. The new airtime is then available in about 60 seconds.

      o Proprietary Technology. Our proprietary back office system offers customers superior customer service while significantly lowering our operational costs. Our technology is designed along open architecture lines to permit regular hardware and software upgrades with minimal disruption and expense. This design allows us to respond quickly to growth in both volume of calls and number of customers by adding new computers and improving software.

Contractual Relationships

      We resell prepaid cellular service provided by a number of different national carriers, including

            o     GTE Wireless
            o     Ameritech Cellular
            o     Bell South
            o     Western Wireless
            o     Alltel

      Based on our contracts with these carriers, and other carriers we expect to add over the next several months, we are able to provide cellular service to approximately 85% of the United States population. We are in different stages of negotiations with approximately 30 additional carriers that can provide us with coverage of the remaining 15 % of the United States. There can be no assurance that we will enter into agreements with those carriers although with the rapid consolidation of wireless carriers, we may only have to deal with a few carriers in the future.

      We purchase cellular airtime from these carriers at wholesale rates, which rates are generally lower than are otherwise offered to consumers, and then resell the airtime to our customers at retail rates. We expect to be able to reduce the wholesale rates we pay in the future, as the volume of usage increases.

      We constantly monitor our contracts with the carriers in all our service markets, in order to assure that we receive the best rates and service available. Each market where we provide service has at least two carriers who provide service to that market.

Sales and Marketing

      We employ a number of sales agents and are creating a widespread sales network to distribute our products. We distribute our products both directly to retailers and to wholesalers who service a number of


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

different retail outlets. These agents currently have existing relationships with more than 150,000 retail outlets. In order to reach our target customers, we have developed a marketing plan that places our products in the following locations:

o     Convenience, grocery and drug stores;
o     Music and college bookstores;
o     Kiosk locations in malls and other seasonal locations; and
o     Internet.

      Our technology allows retailers to purchase and sell a fully automated product with a single Universal Product Code that can be sold in all outlets. This eliminates any logistical issues for the retailer. Our retailers employees are not required to have any technical expertise. The customer simply purchases the phone and follows the easy procedures to activate the phone. The retailer's only additional involvement is to sell the customer a replenishment card for additional airtime.

      Retailers are not required to change or accommodate their store in any manner to distribute our products. We provide attractive point of purchase displays to help promote and sell the products and intend to extensively market and promote our services.

Government Regulation

      The Federal Communications Commission regulates interstate communications, including the wireless telephone service industry. Since our services do not involve interstate communications, we are not required to and do not hold any licenses or other authorizations issued by the FCC. However, the wireless carriers that provide us with airtime are heavily regulated at both the state and federal levels. Such regulation may decrease the growth in the wireless telephone industry or impede our ability to offer competitive service to our customers. At the same time, the Telecommunications Act of 1996, which largely deregulated the telecommunications industry, may cause changes in the industry, including the entrance of new competitors and industry consolidation, which in turn could affect our cost of doing business or otherwise have a material adverse effect on our business, financial condition and results of operations.

Competition

      The wireless telecommunications industry is highly competitive and constantly evolving. Although we only offer prepaid service, we face competition for customers from providers of both post-paid and prepaid cellular telephone service. We expect competition in the prepaid cellular telephone industry to increase in the future as more traditional telecommunications companies recognize the untapped market of credit challenged and low usage customers.

      We currently or potentially compete with a variety of other companies, including carriers and resellers of cellular telephone service. Carriers are a significant source of competition because they have the lowest cost of service since they own the networks and have the ability to spend significant amounts of money to attract customers. These competitors include AT&T, Sprint, MCI, GTE, Bell Atlantic, Ameritech and others. Resellers, such as Shared Technologies Cellular Inc. and Boston Communications Group, Inc., are also a source of competition.

      We believe that the following are the principal competitive factors in our market:


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

                  o     availability
                  o     ease of use
                  o     competitive pricing; and
                  o     brand awareness.

Employees

      As of April 2000, we employed five full-time employees. Our employees are not represented by labor unions, and we consider our relationship with our employees to be good. We believe that our success is dependent on our ability to attract and retain quality personnel in numerous areas, including marketing.

Risk Factors

      Our common stock is speculative in nature and involves a high degree of risk. The risk factors below are not listed in order of importance.

We have incurred a net loss since inception and expect to incur substantial net losses for the foreseeable future.

      Since inception, we have been operating at a loss. We have net operating losses through December 31, 1999 for financial reporting purposes of $11,690,700. The net loss of $6,522,970 for the year ended December 31, 1999 primarily relates to losses generated by our previous business method of selling cellular service on a post-paid basis. We had a working capital deficit of $3,978,153 as of December 31, 1999. We expect that operating losses and negative cash flow will continue for the foreseeable future as we must invest in fixed assets, technology, marketing and operating systems to support our current and planned operations. We do not know when and if we will achieve sufficient revenues in relation to expenses to become profitable. Our auditors have indicated in their opinion that the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern.

      Our future profitability depends on generating and sustaining high revenue growth while maintaining reasonable expense levels. Slower revenue growth than we anticipate, or operating expenses that exceed our expectations, would harm our business. If we achieve profitability, we cannot be certain that we would be able to sustain or increase profitability in the future.

In order to effectuate our business plan, we will require substantial funds and we may need and be unable to obtain additional capital in the future, and if we raise additional capital through the sale of equity securities, you may experience dilution

      We cannot assure you that we will be able to achieve our goals without additional capital or that we will be able to raise additional capital. Even if additional capital is obtained, we cannot assure you that we will be able to achieve our goals with additional capital, or that any new capital, if available, will be on favorable terms. We may need to raise additional capital in this period if our estimates of revenues, expenses and/or capital expenditures change or prove inaccurate in order for us to respond to unforeseen technological or operational hurdles or to take advantage of unanticipated opportunities. In the event that we raise additional capital through the sale of our equity securities, dilution may be experienced. We have had to seek private financing in order to continue its operations. If we are unable to identify additional sources of capital, we could be required to courtail our activities or cease operations. As a result of the above, the auditors' report on our consolidated financial statements appearing at Note 18 includes an emphasis paragraph indication of our recurring losses for operations raise substantial doubt about our ability to continue as a group concern.


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

We have a short operating history, which makes it difficult for you to evaluate our business and prospects

      We began operations in 1992 as a traditional postpaid cellular telephone reseller. In 1999 we changed our focus to become a prepaid cellular telephone reseller. Accordingly, we have a limited operating history upon which you can evaluate our business and prospects. As our business strategy has changed, our historical data is of limited value in projecting future operating results. An investor in our common stock must consider the risks and difficulties frequently encountered by early stage companies in new and rapidly evolving markets. These risks include our:

      o     evolving business model;
      o     competition;
      o need for increased customer acceptance of prepaid cellular telephone service;
      o     need to maintain and expand our customer base;
      o     need to continue to develop our technology and infrastructure;
      o ability to scale our systems and technology to accommodate the growth of our business; and
      o     ability to access additional capital when required.

      We cannot be certain that our business strategy will be successful or that we will successfully address these risks.

We are highly dependent on the wireless carriers that provide us with telecommunications services

      We are highly dependent on the wireless carriers that provide us with cellular airtime, hardware, certain software and the related equipment necessary to provide our customers with service. Our contracts with these carriers are generally for one year and can be terminated immediately by the carriers upon notice. Our contracts with these carriers do not prohibit them from entering into the prepaid wireless telephone market and competing either directly or indirectly with us. Any failure by a carrier to provide us with services on a timely basis could result in delays, which could materially adversely affect our relationship with our customers. In addition, the loss of one or more of these carriers could have a material adverse effect on our business, operations, financial condition and results.

Our success depends on the growth of the wireless telecommunications industry and customer acceptance of prepaid cellular telephone service

      The market for prepaid wireless telephone services is in the early stage of development and is rapidly evolving. We cannot be certain that consumers will accept this new form of cellular telephone service. In addition, the development of a market for our services depends on increased use of cellular telephones. Although the cellular telephone industry has experienced significant growth in recent years, there can be no assurance that this growth will continue at similar rates, or at all. If the market for our services fails to grow, develops more slowly than expected or becomes saturated with competitors, our business, financial condition and results of operations could be materially adversely affected.


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

We depend significantly on our computer and communications systems; System failures could harm our business

      We rely heavily on various computer and communications systems to operate and support our business. Our systems may fail or operate slowly, causing one or more of the following:

      o     Unanticipated disruptions in service to our customers;
      o     Decreased customer service and customer satisfaction;
      o     Delays in our introduction of new products and services;
      o     Financial losses; and
      o     Litigation or other customer claims.

      We cannot assure you that we will not experience systems failures from power, telecommunications or computer hardware failure, acts of God or war, human error, natural disasters, fire, power loss, sabotage, computer viruses, software failure, intentional acts of vandalism and similar events. We do not currently maintain a disaster recovery center for our systems, and in the event of a system disruption or failure, we do not have any back-up system to provide services to our customers. Any system failure that causes an interruption in service or decreases the responsiveness of our service could impair our reputation, damage our brand name and have a material adverse effect on our business, financial condition and results of operations.

We are dependent on a sole supplier of telephone handsets

      We currently purchase all of our telephone handsets from a single supplier. We do not have a contract with this supplier, who could terminate our relationship at any time. In addition, to the extent the supplier does not have sufficient capacity, is unable to satisfy our requirements on a timely basis or suffers a financial setback, such an event could materially adversely affect our business, financial condition and results of operations. Although we believe we would be able to find a replacement supplier of telephone handsets, there can be no assurance we would be able to do so on reasonable terms, or at all.

We use computer software and hardware developed internally and by third parties that may fail or contain defects

      Our computer systems use complex hardware and software programs developed and manufactured by third parties. If the products supplied by these providers fail or contain product defects, our systems may fail and our customers may develop an adverse perception of us and cease doing business with us. This could have a material adverse effect on our business, financial condition and results of operations. There can be no assurance that errors will not be found in existing or new hardware and/or software programs used in our technology infrastructure.

We have no contracts with our customers, who can cease using our services at any time

      Because we are a reseller of prepaid cellular telephone cards, we do not have any contracts with our customers. After customers purchase our cellular telephone, they are required to purchase calling cards to continue to use our services. Customers may choose at any time not to replenish their calling card and to stop doing business with us. The loss of customers would have a material adverse effect on our business, financial condition and operating results.


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

We operate in a highly regulated industry

      As a reseller of prepaid wireless services, our operations are not directly regulated. However, the wireless telecommunications industry and the carriers from whom we purchase airtime are heavily regulated at both the federal and state levels. Such regulation may decrease the growth of the wireless telephone industry or impede our ability to offer competitive services to our customers, which could have a material adverse effect on our business, financial condition and operating results.

      In addition, recent legislation deregulating the telecommunications industry may cause changes in the industry, including the entrance of new competitors and industry consolidation, which in turn could subject us to increased pricing pressures, decrease the demand for our services, increase our cost of doing business or otherwise have a material adverse effect on our business, financial condition and operating results.

We may not be able to compete successfully against current and future competitors

      The telecommunications industry is rapidly evolving and intensely competitive. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any of which could seriously harm our net sales and results of operations. We expect competition in the prepaid cellular telephone market to intensify in the future because current and new competitors can enter our market with little difficulty and can offer prepaid services at a relatively low cost.

      We currently compete with a variety of other companies including wireless carriers such as AT&T, Sprint and GTE and other resellers such as Shared Technologies Cellular Inc. and Boston Communications Group, Inc. Many of our competitors and potential competitors have substantially greater financial, technical and marketing resources, longer operating histories and greater name recognition than us. Such competitors may be able to undertake more extensive marketing and adopt more aggressive pricing policies than we can.

We may not be able to manage our growth effectively

      Our ability to implement our business strategy in a new and rapidly evolving market requires effective planning and management oversight. Our anticipated future operations will place a significant strain on our management, personnel, information systems and resources. To manage the expected growth of our operations and personnel, we will be required to improve our existing infrastructure and to expand, train and manage our employee base on a timely basis. We will need to hire and retain highly skilled personnel to manage our expected growth. Our inability to manage our growth effectively would have a material adverse effect on our business, results of operations and financial condition.

The loss of the services of our key personnel, or our failure to attract, assimilate and retain highly qualified personnel in the future, could seriously harm our business

      Our future success depends, in part, on the continued services of our senior management and our ability to retain and motivate our other key employees. The loss of the services of David Gergacz or any other key employee would have a material adverse effect on our business, results of operations and financial condition. We have a three-year employment agreement with Mr. Gergacz, which can be terminated upon Mr. Gergacz's death or disability or for just cause. We do not currently have key-man life insurance on Mr. Gergacz.


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

      Our future success also depends on our ability to identify, attract, hire, train, retain and motivate highly skilled technical, managerial, marketing and customer service personnel. Competition for such personnel is intense, and we cannot be certain that we will be able to successfully attract, assimilate or retain sufficiently qualified personnel. Our inability to do so could have a material adverse effect on our business, results of operations and financial condition.

Special cautionary note regarding forward-looking statements

      The prospectus contains many forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as "may," "will," "expect," "anticipate," "believe," "estimate" and "continue" or similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future operating results or of our financial condition or state other "forward-looking" information.

      We believe that it is important to communicate our future expectations to our investors. However, management may be unable to accurately predict or control events in the future. The factors listed in the sections captioned "Risk Factors" and "Management's Discussion and Analysis or Plan of Operations," as well as any other cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations described in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in the "Risk Factors" section, the "Management's Discussion and Analysis or Plan of Operations" section and elsewhere in this prospectus could adversely effect our business.

ITEM 2.     MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

Overview

      Prior to August 1999, we were in the post cellular resale and competitive local exchange business. Under this mode of business, we sold airtime to customers and billed them for usage and access fees monthly through a third party billing servicer. We received subscriber usage from carriers that we in turn provided to the third party servicer for subscriber invoicing. However, since tapes of subscriber usage were not transmitted nor delivered to our third party billing servicer on a timely basis, the third party billing servicer was unable to send bills to subscribers on a timely basis. As a result, we were unable to collect for services rendered, yet we owed to providers for services actually provided.

      In 1999, we discontinued this method of selling cellular service. In 2000, we began to sell pre-paid wireless telephone products and services through a network of retailers and wholesalers. These new products should minimize our billing difficulties and bad debt expenses.

      We were originally formed in 1992 as a privately held Pennsylvania corporation. On April 30, 1998, by means of a stock exchange and recapitalization transaction with United Acquisition II Corporation ("UACQ"), an inactive Delaware corporation, we received 88.9% of the issue and outstanding shares of UACQ's common stock in exchange for 100% of our outstanding shares of common stock. UACQ then changed its name to U.S. Mobile Services, Inc. We now maintain our principal offices at 725 Primera Blvd., Suite 200, Lake Mary, Florida 32746.

Results of Operations


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

      We have net operating losses through December 31, 1999of $11,690,700. Our net operating loss for year ended December 31, 1999 is approximately $6,522,970.

      We have, from time to time, experienced cash flow shortfalls and have been required to borrow substantial amounts from banks, investors and raise funds through private placements. During 1998, outside investors loaned us a total of $3,050,000 in exchange for notes payable at 12% interest per annum and warrants to purchase common stock at prices ranging from $1.50 to $2.00 per share. Further, the 1998 loan investors were entitled to convert their loans to common stock at 50% of their respective warrant price per share. In January 1999, certain of the then existing shareholders agreed to relinquish 3,808,275 shares of their common stock to the bridge loan investors in order to extinguish $2,925,000 of the 1998 bridge loans plus accrued interest. Accordingly, in 1999, $3,156,600 was converted and is reflected as equity in the accompanying financial statements. Approximately $125,000 of the bridge loan notes was payable in 1999. We continue to experience cash flow shortfalls and we will continue to require additional capital.

      On June 4, 1999, we signed a placement agent agreement with an investment banking firm whereby we engaged an investment banker to act as agent to sell up to $3,300,000 in a private placement, consisting of 10% convertible promissory notes on a best efforts basis. Subsequently, we received $2,900,000 from outside investors in exchange for convertible promissory notes payable at 10% interest per annum. The notes have conversion rights to convert the notes, at any time, into common stock at $2.00 per share. Additionally, we have certain debt repayment obligations in 1999 as follows: (i) First Global; (ii) Annapolis Bank,
(iii) PNC Bank; (iv) Bell Atlantic and (v) MCI Worldcom.

Comparison of Year Ended December 31, 1999 ("Fiscal 1999") to Year Ended December 31, 1998 ("Fiscal 1998").

      Net sales for Fiscal 1999 were approximately $620,298 as compared to $2,678,627 for Fiscal 1998. The decrease in sales was attributable to the discontinued method of selling cellular service on a post-paid basis as discussed above. Net sales for Fiscal 1998 included approximately $750,000 in amounts subsequently deemed uncollectible.

      Cost of sales for Fiscal 1999 were approximately $1,049,045 (approximately 169% of net sales) as compared to approximately $2,407,553 (approximately 90% of net sales) for Fiscal 1998. Cost of sales includes phones sold, cost of airtime, equipment, and marketing expenses. Cost of sales increased from 1999 to 1998 as a percentage of net sales because during our post-paid method of doing business we continued to incur debt without collecting revenues for airtime provided to customers. During 1999, we were unable to consistently bill and collect for such services rendered resulting in losses for year ended December 31, 1999 and previous years.

      Selling, general and administrative expenses consisting of telephone costs, development fees, accounting and salaries of officers, increased from approximately $2,251,990 (approximately 84% of net sales) to approximately $3,659,091 (approximately 590% of net sales) for Fiscal 1999. Selling, general and administrative expenses increased in aggregate dollar amounts reflecting an increase in equipment and systems costs, financing costs and increased administrative costs related to changing the product structure of the company.

      Our net loss for Fiscal 1999 was approximately $6,522,970 as compared to $5,524,072 for Fiscal 1998 reflecting funds declared uncollectible and as a result being written off and having no sales during the last half of 1999 while still incurring substantial debt from past operations.

      Interest expense increased from approximately $0 for Fiscal 1998 to approximately $482,126 during Fiscal 1999, reflecting the increased borrowing by us to finance the growth of our operations and to finance previous trade payables.

Liquidity and Capital Resources

      At December 31, 1999, had a deficit working capital of approximately $3,978,153. Our total current assets at December 31, 1999 of approximately $1,852,235 includes prepaid expenses of approximately $477,027 and inventories of approximately $522,524. Our inventories consist principally of cellular telephones and related parts and supplies held at our warehouse for distribution. The market for cellular telephones and related parts is subject to the risk of changing consumer trends. In order to be able to promptly fill orders from retailers, we maintain a significant level of inventory. In the event that a significant number of particular models or accessories does not achieve widespread consumer acceptance, we may be required to take significant price markdowns, which could have a material adverse effect on the business results of our operations and financial condition. However, we believe that current reserves adequately reflect our exposure for reduction in the value of its inventory and does not anticipate any material write-downs of inventory in the near future.

      Our current liabilities as of December 31, 1999, include approximately $3,249,247 of notes payable. We have also borrowed an aggregate of $2,900,000 from various investors to assist us in financing costs relating to our business. We have used these loans to fund our continuing operations, to fund increased inventory and to fund new product development.

      At December 31, 1999, our current liabilities also include approximately $603,976 of accrued expenses and other accounts payable. Our long term debt includes approximately $2,900,000.

      As of December 31, 1999, we have no obligations under employment agreements and consulting agreements with members of management and our board of directors.

      We leased our prior principal offices in Baltimore, Maryland. We have since moved to a location in Florida for our management, operations and distribution operations for which we pay a base annual rent of approximately $120,000 per year.

Seasonality.

      The cellular industry in general produces as much as 30% to 40% of its annual revenue in the fourth quarter of the year. We expect to experience this same seasonality.

Inflation.

      Our management believes that there has been no significant impact on our operations as a result of inflation.

ITEM 3.     DESCRIPTION OF PROPERTY

      Our principal executive offices are located in Lake Mary, Florida, where we lease approximately 6,700 square feet of space at a current monthly rental of $9,600. The lease terminates on December 31, 2002, and has an option for renewal. We expect that our future growth will require us to secure new office space to adequately house our operations.

ITEM 4.     SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      The following table sets forth certain information with respect to the beneficial ownership of our capital stock as of the date of December 14, 1999 for (i) each person who is known by us to beneficially own more than 5% of any class of capital stock, (ii) each named executive officer listed in the Summary Compensation Table, (iii) each director, and (iv) all directors and executive officers as a group.

                                            Amount and Nature of
      Name and Address of                   Beneficial Ownership
      Beneficial Owner (1)                    of Common Stock
      --------------------                    ---------------
                                            Number          Percent
                                            ------          -------

Triton Investments Ltd.                     797,957           7.8%
Condor House
19 West Street, P.O. Box N-3881
Nassau, Bahamas

James Harpel                                727,333           7.2
237 Park Avenue
Suite 952
New York, NY 10017

SK Limited Partnership                    1,138,092          11.2
1688 New Thicket Lane
Steverson, MD 21153

Palmetto, Inc.                              531,833           5.3
1-3 Castle Street
British Isles, IM91L1

Ashwood Capital Pension Plan                 33,000            .3
711 Fifth Avenue, 14th Floor
New York, New York 10022

Lawrence J. Twill                           200,000           2.0
711 Fifth Avenue, 14th Floor
New York, New York 10022

All directors and executive                 233,000           2.3
officers as a group (1 person)

ITEM 5.     DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

      Our executive officers and directors, and their ages at May 12, 2000, are as follows:

      Name                            Age          Position
      ----                            ---          --------

      David S. Gergacz(1)              51          Chief Executive Officer and
                                                   Chairman of the Board

----------
(1) Member of the Compensation and Audit Committee.

      Lawrence J. Twill                62          Vice Chairman of the Board

      David S. Gergacz has been our Chief Executive Officer since April 2000. Prior to that, he was Chairman and CEO of Brite Voice Systems, Inc., a leader in the development of prepaid systems technology for the wireless industry. Mr. Gergacz has also served as Chief Executive Officer of Cincinnati Bell Telephone, Boston Technology and Rogers Cantel and he was the President and Chief Operating Officer of Network Systems at Sprint, where he was responsible for the design of the telephone network.

      Lawrence J. Twill has been a member of our Board of Directors since April 2000. He has been Chairman of Ashwood Capital, a private merchant bank, since 1991. He is one of the founders of Jet Blue Airways, a new air carrier based at John F. Kennedy International Airport. Previously, Mr. Twill was a Managing Director of Peers & Co., Inc., a merchant bank and subsidiary of Kemper Securities, Inc. and the Long Term Credit Bank of Japan. Mr. Twill is a member of the Board of Directors and Chairman of the Audit Committee of HMG Worldwide, a marketing and consulting firm, and a member of the Board of Directors of TeeTimes.com, an Internet based company that books golf tee times.

Directors and Executive Officers

      Directors hold office until the next annual meeting of stockholders or until their successors have been duly elected and qualified. Our by-laws provide for a minimum of one and a maximum of seven directors to serve on our board.

      Our executive officers are appointed by our board of directors on an annual basis and serve until the next annual meeting of the board of directors or until their successors have been duly elected and qualified.

Committees of the Board of Directors

     Our board of directors intends to establish two formal committees: an audit committee and a compensation committee, each of which will consist of David S. Gergacz, our Chief Executive Officer and two independent outside directors at the time of their election.

     The functions of the audit committee include: (a) recommending for approval by the board of directors a firm of certified public accountants whose duty it will be to audit our financial statements for the fiscal year in which they are appointed, and (b) to monitor the effectiveness of the audit effort, our internal financial and accounting organization and controls and financial reporting. The audit committee will also consider various capital and investment matters.

     We intent that our compensation committee will consist of David S. Gergacz and outside directors upon election. None of our executive officers serve as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

ITEM 6.     EXECUTIVE COMPENSATION

Director Compensation

     The compensation committee is responsible for establishing compensation arrangements for our officers and directors, reviewing benefit plans and administering our stock option plan.

     Directors who are not our employees will receive $5,000 per year for services rendered as a director and $1,000 for attending each meeting of the board of directors or one of its committees. In addition, directors will be reimbursed for their out-of-pocket expenses incurred in connection with attendance at any meeting of the board of directors or committees. Other than reimbursement for expenses, directors who are our employees receive no additional compensation for service as a director. To date, we have not paid any amounts of any of our directors for acting in such capacity.

Executive Compensation

     The following table sets forth the total compensation for services paid to our former chief executive officer and each other executive officer whose 1999 compensation exceeded $100,000.

                           Summary Compensation Table

                                                                                                   Long Term
                                         Annual Compensation                                      Compensation
                                         -------------------                                      ------------
                                                                                                    Awards
                                                                    Other                           ------
                                                                    Annual                        Securities
 Name and Principal Position    Year   Salary ($)     Bonus($)   Compensation     Restricted      Underlying
 ---------------------------    ----   ----------     ---------  ------------     Stock Awards      Options
                                                                                  ------------      -------
Brian McCormick,                1999   $62,019.23                                     -               -
former Chief                           $196,132.52(2)
Executive Officer(1)

(1)   Mr. McCormick resigned as Chief Executive Officer on February 8, 2000.

(2) We determined that a loan made to Mr. McCormick was uncollectible and charged the value of the loan to him as compensation as reported on a 1099.

Option Grants

      No options were granted in 1999 to any of the officers named in the above table.

Employment and Service Agreements

      In April 2000, we entered into a three-year employment agreement with David Gergacz, pursuant to which he will serve on a full time basis as our Chief Executive Officer. The agreement will provide for an annual base salary of $300,000. Mr. Gergacz will be entitled to a bonus equal to his annual salary if we meet certain performance goals and a $650 per month car allowance. The employment agreement contains standard confidentiality provisions and prohibits Mr. Gergacz from engaging in a competing business for one year following termination of his employment.

      We entered into a service agreement with Ashwood Capital, Inc. whereby Ashwood Capital, Inc. will provide the services of Lawrence J. Twill to serve as our Vice Chairman for a period of three years. Mr. Twill is the sole shareholder of Ashwood Capital, Inc. The agreement provides for an annual fee of $120,000 subject to annual increases at the discretion of the Board of Directors. Ashwood Capital, Inc. also received a grant of 1,000,000 shares of our common stock. The agreement contains a confidentiality provision and a provision prohibiting Ashwood Capital, Inc. or him from competing with the company for a period of one year subsequent to the termination of the agreement.

Stock Option and Warrant Agreements

      In May 1, 1999, we entered into a Stock Option Agreement with David Gergacz, pursuant to which he was granted the right to purchase 15% of our total issued and outstanding common stock. The option expires on the earlier of his termination or April 30, 2009. One-third of the options was immediately exercisable while another third vested on November 1, 1999. The remaining third vests on May 1, 2000. All options become immediately exercisable in the event of a "change of control" of the Company.

      As of December __, 1999, we entered into a Warrant Agreement with Ashwood Capital Pension Fund ("Ashwood"), of which Lawrence J. Twill, the Vice Chairman of the Company, is the sole beneficiary pursuant to which Ashwood was granted a 10 year warrant to purchase 2,000,000 fully paid, validly issued and nonassessable shares of our common stock, par value $.01 per share at a price of $.50 per share at any time or from time to time during the period from April 1, 2000 until March 31, 2010.

Stock Option Plan

      We adopted a Stock Plan in April 2000. The plan will be administered by the compensation committee of our board of directors or our board of directors, who will determine, among other things, those individuals who shall receive options, the time period during which the options may be partially or fully exercised, the number of shares of common stock issuable upon the exercise of the options and the option exercise price. The options may be granted as either or both of incentive stock options or non-qualified stock options. Up to two (2) million shares may be issued under this plan. To date, 70,000 options have been granted under the plan.

      In connection with the plan, the exercise price of each incentive stock option may not be less than 100% of the fair market value of our common stock on the date of the grant or 110% of fair market value in the case of an employee holding 10% or more of our outstanding common stock. The aggregate fair market value of shares of common stock for which incentive stock options granted to any employee are exercisable for the first time by such employee during any calendar year, pursuant to all of our, or any related corporation's stock option plan, may not exceed $100,000. Non-qualified stock options may be granted at a price determined by our compensation committee, but not at less than 85% of the fair market value of our common stock. Stock options granted pursuant to our stock option plan will expire not more than ten years from the date of grant.

      The plan is effective for a period of ten years, expiring in 2011. Options may be granted to officers, directors, consultants, key employees, advisors and similar parties who provide their skills and expertise to us. The plan is designed to enable our management to attract and retain qualified and competent directors, employees, consultants and independent contractors. Options granted under the plan may be exercised for up to ten years, require a minimum one year vesting period, and shall be at the exercise price all as determined by the compensation committee or our board. Options are non-transferable except by the laws of descent and distribution or a change in control of us, as defined in the plan, and are exercisable only by the participant during his or her lifetime. Change in control includes (a) the sale of substantially all of our assets and merger or consolidation with another company, or (b) a majority of the board changes other than by election by the stockholders pursuant to board solicitation or by vacancies filled by the board caused by death or resignation of such person.

      If a participant ceases affiliation with us by reason of death, permanent disability or retirement at or after age 70, the option remains exercisable for one year from such occurrence but not beyond the option's expiration date. Other types of termination allow the participant three months to exercise, except for termination for cause which results in immediate termination of the option.

      Any unexercised options that expire or that terminate upon an employee's ceasing to be employed by us become available again for issuance under the plan.

      The plan may be terminated or amended at any time by our board of directors, except that the number of shares of common stock reserved for issuance upon the exercise of options granted under the plan may not be increased without the consent of our stockholders.

ITEM 7.     CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      In April 1998, our then President borrowed a total of $225,000 from us. In addition, we made a payment to a bank on behalf of the then President in the amount of $100,000. Approximately $175,000 of those loans was repaid in October 1998. The loans were non-interest bearing and are due on demand.

      Current management has determined that the amounts due from our former President are uncollectible and have since been written off the receivables. These amounts were charged to him as compensation.

      In the future, we will present all proposed transactions between us and our officers, directors, 5% shareholders and affiliates to our board of directors for its consideration and approval. Any such transaction will require approval by a majority of the directors and such transactions will be on terms no less favorable than those available to disinterested third parties.

ITEM 8.     DESCRIPTION OF SECURITIES

      The following description of matters relating to our securities does not purport to be complete and is qualified by Delaware law and to the provisions of our certificate of incorporation and bylaws, and the underwriting agreement between us and the underwriter, copies of all which have been filed with the Commission as exhibits to the registration statement of which this prospectus is a part.

General

      We are authorized by our certificate of incorporation to issue an aggregate of 54,450,000 shares of common stock, $.001 par value per share and 1,550,000 shares of blank check preferred stock, 1,100,000 of which are permanently retired and may not be reissued. There is an aggregate of 10,181,769 shares of our common stock were issued and outstanding. All outstanding shares of common stock are of the same class and have equal rights and attributes. No shares of preferred stock are outstanding.

Common Stock

      We are authorized to issue 54,450,000 shares of common stock, $.001 par value per share. Each share of common stock entitles the holder thereof to one vote on all matters submitted to a vote of the shareholders. Since the holders of common stock do not have cumulative voting rights, holders of more than 50% of the outstanding shares can elect all of our directors and approve significant corporate transactions and holders of the remaining shares by themselves cannot elect any directors. The holders of our common stock do not have preemptive, conversion, redemption, subscription or cumulative voting rights. Holders of common stock are entitled to receive ratably such dividends as may be declared by our board of directors out of funds legally available therefor. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to participate equally in net assets subject to the preferences that may be applicable to any outstanding preferred stock.

Preferred Stock

      Our certificate of incorporation authorizes the issuance of up to 1,550,000 shares of blank check preferred stock, 1,100,000 of which are permanently retired. The rights, privileges and preferences of the preferred stock may be designated by our board of directors from time to time. Accordingly, our board of directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, or other rights that could adversely affect the rights of our stockholders. These shares may have rights which are senior to our common stock. Preferred stock may be issued in the future in connection with acquisitions, finances, or such other matters as our board of directors deems to be appropriate. In the event that any shares of preferred stock shall be issued, a certificate of designation, setting forth the series of preferred stock and the relative rights, privileges and designations with respect thereto, shall be filed with the Secretary of State of the State of Delaware. The effect of preferred stock is that our board of directors alone may authorize the issuance of preferred stock which could have the effect of making more difficult or discouraging an attempt to obtain control of us by means of a merger, tender, proxy contest or other means.

Limitation on Liability

      Our certificate of incorporation and bylaws provide for the elimination, to the extent permitted by Delaware law, of personal liability of our directors for monetary damages for breach of fiduciary duty as directors. Our bylaws also provide for mandatory indemnification of directors, officers and employees.

      We intend to obtain a directors and officers insurance and company reimbursement policy. We intend that the policy will insure directors and officers against unindemnified losses arising from certain wrongful acts in their capacities and would reimburse us for such losses for which we have lawfully indemnified the directors and officers.

      Insofar as indemnification for liabilities arising under the Securities Act may be provided to our directors, officers and controlling persons, we have been advised that in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Warrants and Options

      Warrants and options to purchase 3,618,840 shares of common stock at prices ranging from $ .01 per share to $1.50 per share are currently outstanding. These warrants and options are owned by David Gergacz, Laurence J. Twill, Ashwood Capital Pension Fund,, David Barger, Bruce Raben, Joseph Bianco, Robert Weingarte, Leon Wagner, Bruce Sholk, Palmetto, Inc. and Half Moon, Inc.. These warrants contain standard anti-dilution protection.

Transfer Agent and Registrar

      The Transfer Agent and Registrar for the Common Stock is Dinsmore & Shohl, LLP.

                                     PART II

ITEM 1.     MARKET PRICE FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

      Price quotations for our common stock were posted, through May 3, 2000, on the OTC Bulletin Board and were so listed since April 20, 1998. Our common stock ceased being listed on the OTC Bulletin Board on May 3, 2000 as a result of the implementation of the Bulletin Board's requirement that we have our common stock registered under the Exchange Act of 1934. Upon the effectiveness of this filing, the Company intends to seek to have its common stock listed again for trading on the OTC Bulletin Board. We can give no assurance that we will satisfy the initial listing requirements for the OTC Bulletin Board of that this filing can be effective with any period of time.

(a)   Market Price.

      Since April 30, 1998, market makers have been able to post price quotations for our common stock on the Over the Counter Bulletin Board. The historical prices for our common stock on the OTC Bulletin Board are as follows (calendar quarters):

                                          High               Low
                                          ----               ---
First Quarter 1999                      5.6250             0.1250
Second Quarter 1999                     4.0000             1.7500
Third Quarter 1999                      2.2500             1.5000
Fourth Quarter 1999                     3.5000             2.0000
First Quarter 2000 (Until 3/31/2000)    3.18750            1.9375

      The Securities and Exchange Commission (the "Commission") adopted Rule 15g-9, which established the definition of a "penny stock," for purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the persons; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stock in both public offering and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

      For the initial listing in the NASDAQ SmallCap Market (TM), a company must have net tangible assets of $4 million or market capitalization of $50 million or a net income (in the latest fiscal year or two of the last fiscal years) of $750,000, a public float of $1,000,000 shares with a market value of $5 million. The minimum bid price must be $4.00 and there must be three market makers. In addition, there must be 300 stockholders holding 100 shares or more, and the company must have an operating history of at least one year or a market capitalization of $50 million. For continued listing in the NASDAQ SmallCap Market (TM), a company must have net tangible assets of $2 million or market capitalization of $35 million or a net income (in the latest fiscal year or two of the last fiscal years) of $500,000, a public float of 500,000 shares with a market value of $1 million. The minimum bid price must be $1.00 and there must be two market makers. In addition, there must be 300 stockholders holding 100 shares or more. We can give no assurances that we will qualify our securities for listing on NASDAQ or some other national exchange, or be able to maintain the maintenance criteria necessary to insure continued listing. Our failure to qualify our securities or to meet the relevant maintenance criteria after such qualification in the future may result in the discontinuance of the inclusion of our securities on a national exchange. In such events, trading, if any, in our securities may then continue in the non-NASDAQ over-the-counter market. As a result, a stockholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of our securities.

(b)   Holders.

      There are approximately 83 holders of our common stock. During 1998, outside investors loaned us a total of $3,050,000 in exchange for notes payable at 12% interest per annum and warrants to purchase common stock at prices ranging from $1.50 to $2.00 per share. Further, the 1998 loan investors were entitled to convert their loans to common stock at 50% of their respective warrant price per share. In January 1999, certain of the then existing shareholders agreed to relinquish 3,808,275 shares of their common stock to the bridge loan investors in order to extinguish $2,925,000 of the 1998 bridge loans plus accrued interest. On June 4, 1999, we signed a placement agent agreement with an investment banking firm whereby we engaged an investment banker to act as agent to sell up to $3,300,000 in a private placement, consisting of 10% convertible promissory notes on a best efforts basis. Subsequently, we received $2,900,000 from outside investors in exchange for convertible promissory notes payable at 10% interest per annum. The notes have conversion rights to convert the notes, at any time, into common stock at $2.00 per share. All of the issued and outstanding shares of the common stock were issued in accordance with exemptions from registration afforded by Sections 3(b) or 4(2) of the Securities Act of 1933, as amended (the "Securities Act"). Dividends. We have not paid any dividends to date, and have no plans to do so in the immediate future.

ITEM 2.     LEGAL PROCEEDINGS

      We are not involved in any material legal proceedings.

ITEM 3.     CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

      Not applicable.

ITEM 4.     RECENT SALES OF UNREGISTERED SECURITIES

      The following table sets forth all sales of unregistered securities by the Company within the past three years.

          Nature of            Class of                           Aggregate         Price
     Transaction and Date     Purchasers    Securities Sold    Offering Price     Per Share
     --------------------     ----------    ---------------    --------------     ---------

     Private placement        Accredited      10% Convertible     $3,300,000        $2.00
     pursuant to              Investors       Promissory                            Conversion
     private placement                        Notes,                                Price
     agreement in June                        Convertible
     1999                                     into shares of
                                              Common Stock

      We relied on Section 4(2) of the Securities Act and Rule 506 promulgated thereunder for each issuance. No underwriters were involved nor any commissions paid in connection with any of the above transactions.

ITEM 5.     INDEMNIFICATION OF DIRECTORS AND OFFICERS

      Our Certificate of Incorporation, limits the liability of directors to the maximum extent permitted by Delaware law. Our By-Laws provide that we shall indemnify our directors and executive officers and may indemnify other officers, employees, agents and other agents to the fullest extent permitted by law. Our By-Laws also permits us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the By-Laws would permit indemnification.

                                    PART F/S

                          AUDITED FINANCIAL STATEMENTS

                                    PART III

ITEM 1.     INDEX TO EXHIBITS

Exhibit No.    Description
-----------    -----------
3.1            Certificate of Amendment of Certificate of Incorporation of
               United Acquisition II Corp.
3.2            By-Laws
4.1*           Specimen Common Stock Certificate
5*             Opinion of Gibbons, Del Deo, Dolan, Griffinger & Vecchione, P.C.
10.1           Employment Agreement with David Gergacz
10.2*          Service  Agreement with Ashwood Capital, Inc.
10.3           Form of 2000 Stock Option Plan
10.4           Stock Option Agreement with David Gergacz
10.5*          Warrant Agreement with Ashwood Capital, Inc.
10.6           Form of Lock-Up Agreement
23.1           Consent of PRA & Company
24             Power of Attorney
27             Financial Data Schedule

---------------------------------
*  To be filed by amendment.

                                   SIGNATURES

      In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    U.S. MOBILE SERVICES, INC.

                                    By: /s/ David Gergacz
                                        -----------------------------
                                        David Gergacz
                                        Chief Executive Officer

      In accordance with requirements of the Securities Exchange Act of 1934, this Registration Statement has been signed by the following persons in the capacities and on the dates stated.

               Name                        Title                  Date
               ----                        -----                  ----

/s/ David Gergacz                  Chairman of the Board      May 12, 2000
-----------------------------
          David Gergacz

/s/ Lawrence J. Twill              Vice Chairman of the       May 12, 2000
-----------------------------      Board
        Lawrence J. Twill

                                             [Pascale Razzino Alexanderson LOGO]

                    U.S. MOBILE SERVICES, INC. AND SUBSIDIARY

                        CONSOLIDATED FINANCIAL STATEMENTS
                                       AND
                         REPORT OF INDEPENDENT AUDITORS

                           DECEMBER 31, 1999 and 1998

                    U.S. MOBILE SERVICES, INC. AND SUBSIDIARY

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1999 AND 1998

                                                                           PAGE
                                                                           ----

Report of Independent Auditors
    - U.S. Mobile Services, Inc.                                             1

Consolidated Balance Sheets of U.S. Mobile Services, Inc.
 and Subsidiary as of  December 31, 1999 and 1998
    - Assets                                                                 2
    - Liabilities and Stockholders' (Deficit)                                3

Consolidated Statements of Operations of U.S. Mobile
 Services, Inc. and Subsidiary for the years ended
 December 31, 1999 and 1998                                                  4

Consolidated Statement of Stockholders' (Deficit)
 of U.S. Mobile Services, Inc. and Subsidiary
    - For the year ended December 31, 1999                                   5
    - For the year ended December 31, 1998                                   6

Consolidated Statements of Cash Flows of U.S. Mobile
 Services, Inc. and Subsidiary for the years ended
 December 31, 1999 and 1998                                                7-9

Notes to Consolidated Financial Statements                               10-23

                    [Pascale Razzino Alexanderson Letterhead]

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
U.S. Mobile Services, Inc.

We have audited the accompanying consolidated balance sheets of U.S. Mobile Services, Inc. and Subsidiary as of December 31, 1999 and 1998, and the related consolidated statements of operations, changes in stockholders' (deficit) and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provided a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above presents fairly, in all material respects, the consolidated financial position of U.S. Mobile Services, Inc. and Subsidiary as of December 31, 1999 and 1998 and the results of their consolidated operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 18 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 18. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Garden City, New York
February 24, 2000
(except for Notes 17 and 19
which are as of March 15, 2000)

                    U.S. MOBILE SERVICES, INC. AND SUBSIDIARY

                           CONSOLIDATED BALANCE SHEETS

                           DECEMBER 31, 1999 and 1998

                                                           1999         1998
                                                           ----         ----
ASSETS

Current assets:
Cash in banks                                           $  117,894   $   34,337
Accounts receivable-net of allowance
    for doubtful accounts of $103,500
    in 1998                                                 34,144       19,807
Inventory                                                  522,524      228,414
Prepaid interest - net                                     200,644           --
Prepaid expenses and other assets                          477,029      208,214
                                                        ----------   ----------

 Total current assets                                    1,352,235      490,772
                                                        ----------   ----------

Property and Equipment- at cost, less accumulated
 depreciation and amortization of $32,566 in 1999
 and $10,682 in 1998                                       245,782        3,478
                                                        ----------   ----------

Other assets:
 Restricted cash                                           200,000           --
 Security deposits                                          33,499       11,059
                                                        ----------   ----------
                                                           233,499       11,059
                                                        ----------   ----------

                          Total assets                  $1,831,516   $  505,309
                                                        ==========   ==========

        The accompanying notes are an integral part of these statements.

                    U.S. MOBILE SERVICES, INC. AND SUBSIDIARY

                           CONSOLIDATED BALANCE SHEETS

                           DECEMBER 31, 1999 and 1998

                                                             1999            1998
                                                             ----            ----
LIABILITIES AND STOCKHOLDERS' (DEFICIT)

Current liabilities:
 Accounts payable-trade                                   $  1,202,262    $  1,669,029
 Accrued expenses and other                                    603,976         328,885
 Accrued interest payable                                      274,903         212,468
 Notes payable                                               3,249,247       1,839,747
                                                          ------------    ------------

   Total current liabilities                                 5,330,388       4,050,129
                                                          ------------    ------------

Convertible notes payable                                    2,900,000       2,925,000
                                                          ------------    ------------

      Total liabilities                                      8,230,388       6,975,129
                                                          ------------    ------------

Commitments and contingencies (Note 15)

Stockholders'(deficit):
 Preferred stock, undesignated (450,000
  shares authorized, none issued)                                   --              --
 Common stock ($.001 par value per share; 54,450,000
  shares authorized, 10,181,769 and  9,096,861 shares
  issued and outstanding as of December 31, 1999 and
  1998, respectively)                                           10,182           9,097
 Paid-in capital                                             8,674,828       2,231,619
 Accumulated (deficit)                                     (15,083,882)     (8,560,912)
 Officer loan receivable - net                                      --        (149,624)
                                                          ------------    ------------

  Total stockholders'(deficit)                              (6,398,872)     (6,469,820)
                                                          ------------    ------------

      Total liabilities and stockholders' (deficit)       $  1,831,516    $    505,309
                                                          ============    ============

        The accompanying notes are an integral part of these statements.

                    U.S. MOBILE SERVICES, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                             1999           1998
                                                             ----           ----

Net sales                                                 $   620,298    $ 2,678,627

Less cost of sales                                          1,049,045      2,407,553
                                                          -----------    -----------

  Gross profit (loss)                                        (428,747)       271,074

Operating expenses:
 Selling, general and administrative                        3,659,091      2,251,990
 Consulting fees                                            1,274,230         50,000
 Professional fees                                            210,034        141,090
 Bad debt expense                                              61,354      2,793,900
                                                          -----------    -----------

  Total operating expenses                                  5,204,709      5,236,980
                                                          -----------    -----------

 (Loss) from operations                                    (5,633,456)    (4,965,906)
                                                          -----------    -----------

Other income and (expense)
 Interest income                                               11,965            240
 Interest expense                                            (379,926)      (330,143)
 Investment banking fees                                     (482,126)            --
 (Loss) on investment                                              --        (15,000)
 (Loss) on abandonment                                        (56,360)      (218,160)
 Other income                                                  16,933          4,897
                                                          -----------    -----------
   Net other income and (expense)                            (889,514)      (558,166)
                                                          -----------    -----------

   Net (loss) before income taxes                          (6,522,970)    (5,524,072)
                                                          -----------    -----------

        Income taxes                                               --             --
                                                          -----------    -----------

Net (loss)                                                $(6,522,970)   $(5,524,072)
                                                          ===========    ===========

         Basic net (loss) per share                       $      (.67)   $      (.61)
                                                          ===========    ===========

         Weighted average number of shares outstanding      9,718,971      9,096,861
                                                          ===========    ===========

        The accompanying notes are an integral part of these statements.

                    U.S. MOBILE SERVICES, INC. AND SUBSIDIARY
                CONSOLIDATED STATEMENT OF STOCKHOLDERS' (DEFICIT)
                      FOR THE YEAR ENDED DECEMBER 31, 1999

                                                                                                      Officer
                                               Common Stock            Additional                       Loan
                                             $.001 Par Value            Paid-in      Accumulated     Receivable
                                          Shares         Amount         Capital       (Deficit)          Net            Total  .
                                      ------------    ------------    ------------   ------------    ------------    ------------
Opening balance - January 1, 1999        9,096,861    $      9,097    $  2,231,619   $ (8,560,912)   $   (149,624)   $ (6,469,820)

Contributions of capital                        --              --           9,056             --              --           9,056

Issuance of common stock for
 investment banking fees                   794,908             795         645,068             --              --         645,863

Issuance of prepaid interest shares
 to promissory note holders                290,000             290         579,710             --              --         580,000

Transactions related to option and
 warrant activity                               --              --       2,052,775             --              --       2,052,775

Issuance of common stock                 5,267,408           5,267       3,156,600             --              --       3,161,867

Surrender of common stock by
 stockholders                           (5,267,408)         (5,267)             --             --              --          (5,267)

Officer loan receivable written off             --              --              --             --         149,624         149,624

Net (loss) for the year ended
 December 31, 1999                              --              --              --     (6,522,970)             --      (6,522,970)
                                      ------------    ------------    ------------   ------------    ------------    ------------

Closing balance - December 31, 1999     10,181,769    $     10,182    $  8,674,828   $(15,083,882)   $         --    $ (6,398,872
                                      ============    ============    ============   ============    ============    ============

        The accompanying notes are an integral part of these statements.

                    U.S. MOBILE SERVICES, INC. AND SUBSIDIARY
                CONSOLIDATED STATEMENT OF STOCKHOLDERS' (DEFICIT)
                      FOR THE YEAR ENDED DECEMBER 31, 1998

                                                                                                    Officer
                                              Common Stock            Additional                      Loan
                                              No Par Value             Paid-in      Accumulated    Receivable
                                          Shares         Amount        Capital       (Deficit)         Net           Total  .
                                        ----------    -----------    -----------    -----------    -----------    -----------
Opening balance - January 1, 1998              180    $     2,500    $ 2,240,788    $(3,036,840)   $        --    $  (793,552)

Shares exchanged in connection
 with Share Exchange Agreement                (180)        (2,500)         2,500             --             --             --

Shares issued pursuant to share
 exchange agreement                      8,060,000          8,060         (8,060)            --             --             --

Shares of pre-exchange stockholders      1,003,861          1,004         (1,004)            --             --             --

Contributions of capital - net                  --             --        290,428             --             --        290,428

Costs incurred re: share exchange               --             --       (326,000)            --             --       (326,000)

Issuance of Common Stock to Fidelity
 Business Systems                           33,000             33         32,967             --             --         33,000

Officer loan receivable                         --             --             --             --       (149,624)      (149,624)

Net (loss) for the year ended
 December 31, 1998                              --             --             --     (5,524,072)            --     (5,524,072)
                                        ----------    -----------    -----------    -----------    -----------    -----------

Closing balance - December 31, 1998      9,096,861    $     9,097    $ 2,231,619    $(8,560,912)   $  (149,624)   $(6,469,820)
                                        ==========    ===========    ===========    ===========    ===========    ===========

        The accompanying notes are an integral part of these statements.

                    U.S. MOBILE SERVICES, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                      1999             1998
                                                      ----             ----
CASH FLOWS FROM
OPERATING ACTIVITIES
Net (loss)                                         $(6,522,970)     $(5,524,072)

ADJUSTMENTS TO RECONCILE NET (LOSS)
TO NET CASH USED IN OPERATING ACTIVITIES

Issuance of prepaid interest shares                    580,000               --
Issuance of common stock for services                  645,863           33,000
Option and warrant activity                          2,052,775               --
Loss on abandonment                                     56,360          218,160
Depreciation & amortization                             33,683           56,265
Allowance for doubtful accounts                       (103,500)        (796,500)

(Increase) Decrease-Assets
 Accounts receivable                                    89,163        2,931,966
 Inventory                                            (294,110)        (228,414)
 Prepaid interest                                     (200,644)              --
 Prepaid expenses and other assets                    (268,815)        (199,381)
 Restricted cash                                      (200,000)              --

Increase (Decrease)-Liabilities
 Accounts payable - trade                             (466,767)          22,582
 Accrued expenses and other                            275,091         (421,033)
 Accrued interest payable                               62,435          212,468
                                                   -----------      -----------
    Total Adjustments                                2,261,534        1,829,113
                                                   -----------      -----------

Net cash (used) by operating activities             (4,261,436)      (3,694,959)
                                                   -----------      -----------

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of property and equipment                    (332,347)        (193,728)
Security deposits                                      (33,499)              --
Reduction in security deposits due to
 forfeiture of rent                                     11,059               --
                                                   -----------      -----------
Net cash (used) by investing activities               (354,787)        (193,728)
                                                   -----------      -----------

     Sub total                                     $(4,616,223)     $(3,888,687)
                                                   -----------      -----------

        The accompanying notes are an integral part of these statements.

                    U.S. MOBILE SERVICES, INC. AND SUBSIDIARY
                CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                        1999           1998
                                                        ----           ----

Balance Forward                                      $(4,616,223)   $(3,888,687)

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from convertible promissory notes             2,900,000      1,305,136
Officer loan receivable - net                            149,624       (149,624)
Bridge loan notes payable                                231,600      3,050,000
Reduction of short term debt                            (150,000)      (246,916)
Issuance of notes payable                              1,559,500             --
Net costs incurred in connection
 with share exchange agreement                                --       (326,000)
Contributions of capital                                   9,056        290,428
                                                     -----------    -----------
Net cash provided by financing activities              4,699,780      3,923,024
                                                     -----------    -----------

Net increase (decrease) in cash in banks                  83,557         34,337

Cash in banks-beginning of year                           34,337             --
                                                     -----------    -----------
Cash in banks-end of year                            $   117,894    $    34,337
                                                     ===========    ===========

Supplemental disclosure of cash flow information:

Cash paid during the year
  Interest expense                                   $        --    $   320,088
                                                     ===========    ===========

  Income taxes                                       $        --    $        --
                                                     ===========    ===========

Non Cash Investing and Financing Activities

On April 30, 1998, U.S. Mobile exchanged 100% of its common stock for 88.9% of United Acquisition II Corp in a transaction equivalent to a reverse acquisition and recapitalization. See Note 7.

On May 1, 1998, the company issued 33,000 shares of common stock to Fidelity Business Systems in settlement of certain claims. The shares were valued at $1 per share and $33,000 was charged to expense during 1998.

        The accompanying notes are an integral part of these statements.

                    U.S. MOBILE SERVICES, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

Non Cash Investing and Financing Activities (continued)

During 1999, U.S. Mobile issued 794,908 options to purchase common stock of the company at $1 per share in connection with consulting and investment banking activities. The options were valued at $615,463 for financial statement purposes.

During 1999, U.S. Mobile issued 30,400 options to purchase common stock of the company, at $2 per share for consulting fees. The options were valued at $30,400 for financial statement purposes.

During 1999, U.S. Mobile issued 200,000 options to purchase common stock of the company at $1 per share in connection with letter of credit guarantees. For financial statement purposes, the options were valued at $107,000.

        The accompanying notes are an integral part of these statements.

                    U.S. MOBILE SERVICES, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

NOTE 1 - General and Summary of Significant Accounting Policies

(A) - General

On April 30, 1998, U.S. Mobile Services, Inc., a Pennsylvania corporation (hereinafter referred to as "old U.S. Mobile"), was acquired through a share exchange and recapitalization, by United Acquisition II Corporation (UACQ) a Delaware corporation, a non-operating public shell corporation in a reverse acquisition. Old U.S. Mobile received 88.9% of the issued and outstanding shares of UACQ's common stock in exchange for 100% of the outstanding shares of old U.S. Mobile's common stock and, therefore, became a wholly owned subsidiary of UACQ. UACQ's legal name was then changed to U.S. Mobile Services, Inc. (U.S. Mobile). The acquisition is considered to be a capital transaction, in substance equivalent to the issuance of stock by old U.S. Mobile for the net monetary assets of UACQ, accompanied by a re-capitalization of old U.S. Mobile.

(B) - Nature of Business

Prior to August 1999, U.S. Mobile was in the post-paid cellular resale and competitive local exchange telephone business. Subsequently, the company changed its mode of business to selling pre-paid wireless telephone products and services to the public. Corporate headquarters and distribution facilities are located in Lake Mary, Florida. Services are provided throughout the continental United States.

(C) - Basis of Presentation

The accompanying consolidated balance sheets and related consolidated statements of operations, stockholders' (deficit) and cash flows includes the accounts of old U.S. Mobile for the period from January 1, 1998 to April 30, 1998 and the operations of U.S. Mobile (UACQ) for the year ended December 31, 1999 and for the period from May 1, 1998 to December 31, 1998.

Significant intercompany transactions and balances have been eliminated.

(D) - Basic Net (Loss) per Common Share

Basic net (loss) per common share was computed on the basis of the weighted average number of common shares outstanding during each year presented.

                    U.S. MOBILE SERVICES, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

NOTE 1 - General and Summary of Significant Accounting Policies (continued)

(E) - Cash and Cash Equivalents

U.S. Mobile considers all highly liquid debt instruments purchased with a maturity of 90 days or less to be cash equivalents for financial statement purposes.

(F) - Inventory

Inventory consists principally of cellular telephones and related parts and supplies stated at the lower-of-cost or market, determined on a first-in, first-out basis.

(G) - Property and Equipment

Property and equipment is stated at cost. Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives. Accelerated methods of depreciation are followed for tax purposes and the straight-line method is used for financial reporting purposes. Furniture and fixtures and other equipment are generally depreciated over periods ranging from two to seven years.

(H) - Income Taxes

Prior to the share exchange described in Note 1, old U.S. Mobile Services, Inc. and its stockholders elected to be taxed in accordance with the provisions of Subchapter S of the Internal Revenue Code under which the corporation is generally not subject to federal and certain state taxes. Rather, the tax liabilities are passed through directly to the stockholders who are responsible for their share of the allowable items of income and expense.

As of the date of the share exchange on April 30, 1998, old U.S. Mobile relinquished its S Corporation status and is now consolidated with U.S. Mobile and is being taxed under Subchapter C whereby the corporation is responsible for its own taxes.

Taxes are provided on all revenue and expense items included in the Statements of Operations, regardless of the period in which such items are recognized for income tax purposes, except for items representing a permanent difference between accounting income and taxable income.

                    U.S. MOBILE SERVICES, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

NOTE 1 - General and Summary of Significant Accounting Policies (continued)

(I) - Revenue Recognition

U.S. Mobile recognizes revenue at the time services are provided or cellular telephones and prepaid telephone cards are sold to its customers.

(J) - Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Income Taxes

Prior to May 1, 1998, the stockholders of old U.S. Mobile elected to be taxed under Subchapter S of the Internal Revenue Code. Because of the conduit nature of this status, the company received no tax benefits from losses generated during the period ended April 30, 1998. Had such benefits been available to the company they would have approximated $71,500 for the period ended April 30, 1998 in the form of tax carryovers and would have been subject to a valuation allowance due to management's valuation of the likelihood of realization. Effective May 1, 1998, U.S. Mobile relinquished it's S Corporation status due to the increased number of shareholders and accounts for income taxes on the liability method, as provided by Statement of Financial Accounting Standards 109, Accounting for Income Taxes.

The income tax benefit was composed of the following components:

                                                1999               1998
                                                ----               ----

     Current - Federal                       $(2,098,300)       $(1,996,200)
               State                            (324,800)          (309,000)
                                             -----------        -----------
               Total Current                  (2,423,100)        (2,305,200)

     Deferred- Federal                            33,400            257,300
               State                               5,200             39,800
                                             -----------        -----------
               Total Deferred                     38,600            297,100
                                             -----------        -----------

               Total                         $(2,384,500)       $(2,008,100)
                                             ===========        ===========

                    U.S. MOBILE SERVICES, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

NOTE 2 - Income Taxes (continued)

The income tax benefit reconciled to the tax computed at the statutory Federal rate is as follows:

                                                       1999                      1998    .
                                                ----------------         -----------------
        Tax benefit at Statutory Rate       $(2,174,900)     34.0%    $(1,924,500)     34.0%
       State income tax benefit
               net of federal tax              (211,100)      3.3        (186,800)      3.3
       Non deductible expenses
               and other                          1,500        --          31,700        .6
       Tax benefit related to
               S Corp period                         --        --          71,500       1.2
                                            -----------    ------     -----------    ------

Total                                       $(2,384,500)    (37.3%)   $(2,008,100)    (35.5%)
                                            ===========    ======     ===========    ======

Differing methods of reporting income for tax purposes as compared to financial reporting purposes resulted in a net deferred income tax provision of approximately $38,600 and $297,100 for the years ended December 31, 1999 and 1998 respectively.

Deferred tax assets and liabilities consist of the following:

                                                     1999              1998   .
                                                 -----------       ------------
  Long-Term Deferred Tax Assets
     Allowance for doubtful accounts             $        --       $    103,500
     Capital loss carryovers                          15,000             15,000
     Net operating loss carryovers                11,690,700          5,856,100
                                                 -----------       ------------
                                                  11,705,700          5,974,600
  Less: valuation allowance                      (11,705,700)        (5,974,600)
                                                 ------------      ------------
                                                 $        --       $       -- .
                                                 ===========       ============

    Deferred tax liabilities                     $        --       $       -- .
                                                 ===========       ============

The valuation allowance provided in each of the years is based on management's valuation of the likelihood of realization. Management has concluded that no income tax benefit should be provided in the Statements of Operations since no future benefit can be assumed.

As required by SFAS 109, deferred taxes are provided based upon the tax rate at which the items of income and expense are expected to be settled in U.S. Mobile's tax return.

                    U.S. MOBILE SERVICES, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

Note 2 - Income Taxes (continued)

U.S. Mobile has net operating losses through December 31, 1999 for financial reporting purposes amounting to $11,690,700. These losses will be available to offset future income for financial reporting purposes expiring in 2019. The company also has a capital loss carryover amounting to $15,000 which will be available to offset future capital gains.

NOTE 3 - Notes Payable                                1999         1998  .
----------------------                                ----         -------

Bridge loan notes payable (A )                     $  125,000   $3,050,000

Convertible promissory notes payable
 with interest at 10% per annum (B)                 2,900,000           --

Notes payable - letter of credit, non-
 interest bearing, issued with warrants
 to purchase common stock                             200,000           --

Note payable to First Global due on
 demand with interest at 12% per annum
 secured by all assets of U.S. Mobile               1,698,636    1,305,136

Note payable to Annapolis Bank under
 a line of credit due on demand with
 interest currently at 10.25% per annum               260,519      260,519

Loan payable to PNC Bank due on demand
 with interest currently at 8.75%
 secured by all assets of U.S. Mobile                 149,092      149,092

Note payable to Bell Atlantic - non-interest
 bearing, due in installments of $50,000
 beginning January, 2000                              450,000           --

Note payable to MCI Worldcom - interest
 at 16% per annum due in installments of
 $50,000 beginning January, 2000                      366,000         -- .
                                                   ----------   ----------

            Total                                   6,149,247    4,764,747

             Less current maturities                3,249,247    1,839,747
                                                   ----------   ----------

             Long-term portion                     $2,900,000   $2,925,000
                                                   ==========   ==========

                    U.S. MOBILE SERVICES, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

NOTE 3 - Notes Payable (continued)

Interest expense for the above loans amounted to $359,926 and $330,143 for the years ended December 31, 1999 and 1998, respectively.

The carrying value of the Company's borrowings approximate their fair values.

(A) - Bridge Loans

During 1998, outside investors (the "bridge loan investors") loaned the company a total of $3,050,000 in exchange for notes payable at 12% interest per annum and warrants to purchase common stock at prices ranging from $1.50 to $2.00 per share. Further, the 1998 bridge loan investors were entitled to convert their loans to common stock at 50% of their respective warrant price per share. In January 1999, certain of the then existing shareholders agreed to relinquish 3,808,275 shares of their common stock to the bridge loan investors in order to extinguish $2,925,000 of the 1998 bridge loans plus accrued interest. Accordingly, in 1999, $3,156,600 was converted and is reflected as equity in the accompanying financial statements.

(B) - Convertible Promissory Notes

On June 4, 1999, U.S. Mobile signed a placement agent agreement with an investment banking firm wherby the company engaged the investment banker to act as agent to sell up to $3,300,000 in a private placement, consisting of 10% convertible promissory notes of the company on a best efforts basis. Subsequently, the company received $2,900,000 from outside investors in exchange for convertible promissory notes payable at 10% interest per annum. The notes have conversion rights to convert the notes, at any time, into common stock of the Company at $2.00 per share. If for 20 consecutive trading day periods the common stock of the Company is equal to or greater than $5.00 per share, the notes will automatically convert into common stock of the company at $2.00 per share. If for any 20 consecutive trading day periods the common stock of the company is equal to or less than $2.00 per share, the notes will automatically convert into common stock of the Company at a discount of 20% to the average closing bid price of the Company's common stock for the 5 days immediately preceding the date of conversion.

                    U.S. MOBILE SERVICES, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

NOTE 3 - Notes Payable (continued)

(B) - Convertible Promissory Notes

In the event that the common stock of the Company trades at or less than $2.00 per share for 20 consecutive trading days, the Company has 30 additional days to redeem the notes at the face amounts. The note agreements called for the noteholders to receive the first year's interest in the form of company stock with a stated value of $1 per share on a prepaid basis. Accordingly, the company issued 290,000 shares of stock valued at $2.00 per share for financial statement purposes to these noteholders. The company recorded $290,000 of prepaid interest and $290,000 of interest expense related to these prepaid interest shares. Prepaid interest of $89,356 has been amortized for the year ended December 31, 1999.

NOTE 4 - Property and Equipment

Property and other equipment consists of the following as of December 31, 1999 and 1998:

                                           1999       1998
                                         --------   --------
        Equipment                        $208,548   $ 11,610
        Furniture & fixtures               55,181         --
        Leasehold improvements             14,619      2,550
                                         --------   --------
             Sub total                    278,348     14,160
        Less: Accumulated depreciation     32,566     10,682
                                         --------   --------

             Total                       $245,782   $  3,478
                                         ========   ========

During 1998, U.S. Mobile relocated its offices from Annapolis Junction, Maryland to Hanover, Maryland. In July 1999 the company then relocated its offices to Lake Mary, Florida. As a result of these relocations, the company was forced to abandon certain furniture & fixtures and leasehold improvements with a net book value of $102,074. Further, computer hardware and software with a book value of $59,152 was abandoned and the company decided to terminate the development of its website and wrote off development costs amounting to $113,294. The total loss on the abandonment and the termination amounted to $274,520 of which $56,360 was recorded in 1999 and $218,160 in 1998.

Depreciation and amortization expense amounted to $33,683 and $56,265 for the years ended December 31, 1999 and 1998, respectively and is included in general and administrative expenses. The fair market value of fixed assets approximates book value.

                    U.S. MOBILE SERVICES, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

NOTE 5 - Related Party Transactions

In April 1998, the then President and stockholder of U.S. Mobile borrowed a total of $225,000 from U.S. Mobile. In addition, the company made a payment to a bank on behalf of the President in the amount of $100,000. The President repaid approximately $175,000 of those loans in October 1998.

The loans were non-interest bearing, due on demand, and in 1998 were reflected as a deduction from stockholders' deficit in the accompanying financial statements. During the year-end December 31, 1999, management determined that the amounts due from the former president and stockholder were uncollectible and wrote off the receivable. The $149,624 was charged to compensation expense in the accompanying financial statements.

NOTE 6 - Retirement Plan

Effective January 1, 1998, old U.S. Mobile established a pension plan for eligible employees under section 401(k) of the Internal Revenue Code. Under the terms of the plan, U.S. Mobile, at the discretion of its Board of Directors, may match employee contributions to a maximum of 50%. The company has an overall matching limitation of 8% of total participant's compensation.

There were no employee contributions in 1999. Employee contributions to the plan amounted to $27,065 for the year ended December 31, 1998. U.S. Mobile did not match employee contributions during the year ended December 31, 1999 or 1998.

NOTE 7 - Share Exchange Agreement/Reverse Merger-United Acquisition II Corp.

On April 15, 1998, United Acquisitions II Corporation (UACQ), entered into a share exchange agreement with the shareholders of old U.S. Mobile Services under which UACQ received 100% of the issued and outstanding shares of old U.S. Mobile in exchange for 88.87 percent of the shares of UACQ. Co-incident with the signing of the agreement, UACQ declared a one for twenty-five reverse split of its common shares. After giving effect to the reverse split and the issuance of the exchange shares, UACQ had 9,063,861 post reverse split common shares outstanding as well as warrants to purchase 1,165,000 post reverse split shares at $1 per share. UACQ subsequently changed its name to U.S Mobile Services, Inc.

The exchange and reverse merger has been accounted for as a capital transaction equivalent to the issuance of stock for the net assets of UACQ. The net assets of UACQ were recorded at their fair market values at April 30, 1998, the date of the stock exchange agreement. No goodwill was recorded in this transaction.

                    U.S. MOBILE SERVICES, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

NOTE 8 - Concentration of Credit Risk - Cash

U.S. Mobile maintains its cash balances in more than one financial institution. At times, the balances may exceed federally insured limits of $100,000. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash on deposit. The fair market value of these financial instruments approximates cost.

NOTE 9 - Pro-Forma Supplemental Information

The following pro-forma information is presented to reflect the results of operations for the year 1998 as though UACQ (U.S. Mobile) and old U.S. Mobile had exchanged stock at the beginning of the year.

                           Unaudited ProForma Combined
                                    Condensed
                 Statement of Consolidated Results of Operations

                    (000's omitted, except per share amounts)

                                      1998

                         Revenues                       $ 2,679
                         Net (loss)                     $(6,311)
                         Basic net (loss)
                          per share                     $  (.69)

                    U.S. MOBILE SERVICES, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

NOTE 10 - Stock Options and Warrants

During the year 1999, certain consultants and guarantors were issued stock options and warrants to purchase approximately 1,809,000 shares of Common Stock in return for services rendered.

On May 1, 1999, the company entered in to a Stock Option Agreement with its present Chairman. The agreements granted the Chairman the right and option to initially purchase 1,747,253 shares of U.S. Mobile's Common Stock at $.01 per share. The number of shares subject to option will be adjusted so that the chairman's options constitute 15% of U.S. Mobile's issued and outstanding Common Stock. The options vested one-third immediately upon signing of the Stock Option Agreement, one-third on November 1, 1999 and on May 1, 2000 the final one-third vests.

For financial statement purposes, U.S Mobile accrued $1,123,400 of compensation expense for the year ended December 31, 1999, which is included in selling, general and administrative expenses in the accompanying financial statements. The value of the option shares ($.75) was determined using the "Black-Scholes" model, which took in to account such factors as the volatility of the stock price, the exercise price, expected dividends, and the condition of the Company.

Stock option and warrant transactions for the year ended December 31, 1999 were as follows:

                                                       Weighted                    Weighted
                                          Options     Avg. price     Warrants      Avg. price
                                          -------     ----------     --------      ----------

Securities outstanding 1/1/99                  --        0.00         952,500         1.03
Securities granted                      3,310,340         .26         246,000          .91
Securities exercised                           --        0.00        (801,000)        1.00
Securities cancelled                           --        0.00         (89,000)        1.00
                                        ---------        ----       ---------         ----
Securities outstanding 12/31/99         3,310,340         .26         308,500         1.03
                                        =========        ====       =========         ====

Stock option and warrant transactions for the year ended December 31, 1998 were as follows:

                                                Weighted                  Weighted
                                     Options   Avg. price     Warrants   Avg. price
                                     -------   ----------     --------   ----------

Securities outstanding 4/28/98           --       0.00              --      0.00
Securities granted                       --       0.00         952,500      1.03
Securities exercised                     --       0.00              --      0.00
Securities cancelled                     --       0.00              --      0.00
                                      -----     ------         -------     -----
Securities outstanding 12/31/98          --       0.00         952,500      1.03
                                      =====     ======         =======     =====

                    U.S. MOBILE SERVICES, INC. AND SUBSIDARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

NOTE 11 - Economic Dependency

U.S. Mobile's customers consist primarily of retail individuals. No one customer represented greater than 10% of the company's total revenues for the years ended December 31, 1999 and 1998.

Revenues from old U.S. Mobile's five and ten largest customers were not significant when compared to total revenues for the year ended December 31, 1998.

NOTE 12 - Accounts Receivable-Bad Debt Expense

Prior to August 1999, U.S. Mobile was in the post paid cellular resale and competitive local exchange service (CLEC) businesses. Under this mode of business, the company sold airtime to customers and billed them for usage and access fees monthly through a 3rd party billing servicer U.S. Mobile received tapes of subscriber usage from the carriers, which it turned over to the 3rd party billing servicer for subscriber invoicing. The process did not work as it was supposed to because a) the tapes were not transmitted to the billing servicer on time, b) the company did not supply the 3rd party billing servicer with updated subscriber information on a timely basis, and c) the billing servicer did not invoice subscribers on a timely basis.

After experiencing significant billing and collection problems, U.S. Mobile negotiated with a local exchange billing company ("LEC billing company") to process its subscriber billing. The LEC billing company represented that it could bill cellular airtime and access charges on the local exchange carriers own customer invoices because of its arrangement with the local exchange carriers. In addition, it represented that it could include past due invoices.

Subsequently, the LEC billing company notified U.S. Mobile that it could not carry out the arrangement with the local exchange carrier and could not include U.S. Mobile's subscriber billing on the local exchange carrier's invoices. As a result, the LEC billing company billed the subscribers directly for airtime usage only. U.S. Mobile billed its subscribers for access charges. Many customers became confused and were not satisfied with receiving two late bills and, thinking that they were duplicate bills, refused to pay any of the invoices.

The LEC billing company lagged for months in providing U.S. Mobile with reports and U.S. Mobile was unable to determine which subscribers had paid and which had not. Therefore, the company could not deactivate services with respect to subscriber lines.

                    U.S. MOBILE SERVICES, INC. AND SUBSIDARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

NOTE 12 - Accounts Receivable-Bad Debt Expense (continued)

Based on the above experiences with billing and collections, management evaluated its accounts receivable at December 31, 1999 and 1998 and determined that $61,354 in 1999 and $2,793,900 in 1998 of net past due accounts receivable were uncollectible and should be written off. These are included in operating expenses.

NOTE 13 - Stock Transactions and Changes in Capital Structure

Effective April 30, 1998, U.S. Mobile underwent a change in its capital structure whereby it is authorized to issue 54,450,000 shares of common stock and 450,000 shares of undesignated preferred stock. In connection with this change in the capital structure of the company, a stock split was declared by the Board of Directors, whereby 1 share of the company's common stock was exchanged for each 25 shares of common stock held.

Note 14 - Fair Value of Financial Instruments

Estimated fair values of U.S. Mobile's financial instruments are as follows:

                                        1999                      1998   .
                                    ------------               -----------
                                Carrying       Fair       Carrying       Fair
                                 Amount       Value        Amount        Value
                                 ------       -----        ------        -----

Cash and short-term
    investments                $  117,894   $  317,894   $   34,337   $   34,337
Long-term debt                  2,900,000    2,900,000    2,925,000    2,925,000

The carrying amount approximates fair value of cash and short-term instruments. The fair value of long-term debt is based on current rates at which U.S. Mobile could borrow funds with similar remaining maturities.

                    U.S. MOBILE SERVICES, INC. AND SUBSIDARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

NOTE 15 - Commitments and Contingencies

U.S. Mobile leased its Maryland facility until June 1999 at which time it relocated its corporate offices to Lake Mary, Florida.

Commencing August 1, 1999, U.S. Mobile entered into a lease for 6,700 rentable square feet for its Florida corporate offices. The lease calls for initial monthly payments of $9,600 (beginning in month three) for a period of 38 months exclusive of escalations. Minimum rental payments under such a lease follows for the years ending December 31:

                            2000          $116,600
                            2001           121,600
                            2002            94,100
                                         ---------

Total minimum future payments required   $ 332,300
                                         =========

Rent expense for the period ended December 31, 1999 and 1998 amounted to $130,659 and $71,543 respectively and is included in administrative expenses.

NOTE 16 - Advertising

U.S. Mobile incurred $19,079 and $76,161 of advertising costs in 1999 and 1998, respectively. All advertising costs are charged to expense as incurred.

NOTE 17 - Restricted Cash

During 1999, an investor loaned the company $200,000 on a non-interest bearing basis to support letters of credit U.S. Mobile issued to certain major vendors. The investor received warrants to purchase Common Stock to compensate him for the risk assumed. During March, 2000 the Company repaid the $200,000 to this investor.

                    U.S. MOBILE SERVICES, INC. AND SUBSIDARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

NOTE 18 - Going Concern Considerations

U.S. Mobile has sustained recurring losses in years ended December 31, 1999 and 1998 and has a net capital deficiency. The Company was able to operate by raising $2,900,000 in 1999 through a private placement offering, and has had individuals put up letters of credit totaling $400,000. In addition, approximately $3,156,000 of bridge-loan debt was converted to Common Stock thereby eliminating any debt repayment requirements and accrued interest on that debt. Further, in 1999 the Company was successful in renegotiating two significant vendor payables and reducing the amounts due to these telecommunications companies.

The Company has developed plans to mitigate the affects of its going concern issues. (See subsequent events footnote number 19). For example, the Company is presently undergoing efforts to complete a letter of intent with an underwriter which would, if successful, provide for $2,000,000 of interim financing. Also, a potential public offering of $20,000,000 is being discussed with an underwriter. However, without immediate committed funds in the very near term, there exists substantial doubt about U.S. Mobile's ability to continue as a going concern.

NOTE 19 - Subsequent Events

In February, 2000, U.S. Mobile received additional debt financing in the amount of $300,000. In addition, it is currently negotiating a letter of intent with an underwriter for $2,000,000 of interim financing and a possible public offering of Common Stock.

On February 29, 2000, the Company signed a sales agent agreement with an unrelated corporation. The sales agent agreement calls for payments to the agent of $3 per unit with respect to the sale of prepaid cellular phones to subscribers and 5% of revenue collected with respect to the sale of airtime recharge cards. As a prerequisite to the agent receiving any commissions, the agent was obligated to procure a retail distribution channel which it has procured.